Supplement no. 3 to prospectus dated August 7, 2006, and
prospectus supplement dated August 7, 2006
Filed Pursuant to Rule 424(b)(7).
A filing fee of $12,373.27, calculated in accordance with Rule 457(r), has been transmitted to the SEC in connection with the securities offered from the registration statement (File No.333-136361) by means of this supplement to prospectus supplement.
$115,638,000
1.50% Convertible Senior Notes due 2011
1.625% Convertible Senior Notes due 2013
Common Stock
     This supplement no. 3 to prospectus dated August 7, 2006 and prospectus supplement dated August 7, 2006 relates to the resale by certain selling securityholders of our 1.50% Convertible Senior Notes due 2011 and 1.625% Convertible Senior Notes due 2013, which we refer to as the notes, and the shares of our common stock issuable upon conversion of the notes.
     You should read this supplement no. 3 in conjunction with the prospectus dated August 7, 2006, the prospectus supplement dated August 7, 2006, supplement no. 1 dated August 18, 2006 to the prospectus and the prospectus supplement, and supplement no. 2 dated September 7, 2006 to the prospectus and the prospectus supplement, or the prior registration documents, which should be delivered in conjunction with this supplement no. 3. This supplement no. 3 is not complete without, and may not be delivered or used except in conjunction with, the prior registration documents, including any amendments or supplements to them. This supplement no. 3 is qualified by reference to the prior registration documents, except to the extent that the information provided by this supplement no. 3 supersedes or supplements certain information contained in the prior registration documents.
     Investing in the notes and the common stock issuable upon conversion of the notes involves risk. See “Risk Factors” beginning on page 4 of the prospectus supplement dated August 7, 2006 (as amended by the last two paragraphs of this supplement no. 3).
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this supplement no. 3 or the prior registration documents. Any representation to the contrary is a criminal offense.
     This supplement no. 3 constitutes the offer by the selling securityholders named below of $41,727,000 principal amount of our 1.50% Convertible Senior Notes due 2011, or 2011 Notes, $73,911,000 principal amount of our 1.625% Convertible Senior Notes due 2013, or 2013 Notes, and the shares of our common stock issuable upon conversion of those notes.
     The table under the caption “Selling Securityholders” beginning on page 43 of the prospectus supplement (as previously amended and supplemented by the tables under the captions “Additional Selling Securityholders” and “Revised Information Regarding Securityholders” beginning on page 2 of supplement no. 1 dated August 18, 2006 to the prospectus and prospectus supplement and page 2 of supplement no. 2 dated September 7, 2006 to the prospectus and prospectus supplement) is hereby:
•	supplemented by adding the information regarding certain selling securityholders set forth in the table entitled “Additional Selling Securityholders” below; and

•	amended by replacing the information in the prospectus supplement, supplement no. 1 to the prospectus and prospectus supplement and supplement no. 2 to the prospectus and prospectus supplement regarding the selling securityholders identified in the table entitled “Revised Information Regarding Selling Securityholders” below with the information set forth in the table entitled “Revised Information Regarding Selling Securityholders” below.
     We prepared these tables based on information supplied to us by the selling securityholders named in the tables below on or prior to September 29, 2006. Information about the selling securityholders may change over time.
     We have assumed for purposes of the tables below that the selling securityholders will sell all of the notes and all of the common stock issuable upon conversion of the notes pursuant to this supplement no. 3 and the prior registration documents, and that any other shares of our common stock beneficially owned by the selling securityholders will continue to be beneficially owned.
     Except as set forth below, none of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.
     The selling securityholders identified below may have sold, transferred or otherwise disposed of, pursuant to transactions exempt from the registration requirements of the Securities Act of 1933, as amended, all or a portion of their notes since the date on which they provided the information regarding their notes.
Selling Securityholders
Additional Selling Securityholders

	Principal Amount of 2011		Principal Amount of 2013			Number of Shares of
	Notes Beneficially Owned		Notes Beneficially Owned			Common Stock
	and Offered (USD) and		and Offered (USD) and		Number of Shares of	Beneficially Owned	Natural Person(s)
Name of Selling	Percentage of 2011 Notes		Percentage of 2013 Notes		Common Stock	after the Offering	with Voting or
Securityholder (1)	Outstanding (%)		Outstanding (%)		Offered (2) (3)	(4)	Investment Power
Bear Stearns International Limited	20,000,000	*	15,000,000	*	623,396	—	(6)
Cowen & Company, LLC (#)	317,000	*	—	—	5,646	—	(5)
Fortis Investments Convertible Arbitrage	7,500,000	*	—	—	133,585	—	Kris Deblander
HSBC Multistrategy Arbitrage Fund (A sub-fund of the HSBC Alpha Trust Fund) (+)	2,000,000	*	—	—	35,623	—	(6)
Oak Hill Contingent Capital Fund Ltd.	10,000,000	*	45,000,000	2.05	979,622	—	Yan Vtorov Peter McHugh
Pimco Convertible Fund	—	—	750,000	*	13,358	—	Mark Hudoff
Ramius Fund III Ltd.	—	—	116,000	*	2,066	—	(25)
Wells Fargo & Company (26)	—	—	9,000,000	*	160,302	—	(5)

Revised Information Regarding Selling Securityholders

			Principal Amount of 2013			Number of Shares of
	Principal Amount of 2011		Notes Beneficially Owned			Common Stock
	Notes Beneficially Owned and		and Offered (USD) and		Number of Shares	Beneficially Owned	Natural Person(s)
Name of Selling	Offered (USD) and Percentage		Percentage of 2013 Notes		of Common Stock	after the Offering	with Voting or
Securityholder (1)	of 2011 Notes Outstanding (%)		Outstanding (%)		Offered (2) (3)	(4)	Investment Power
CODA Capital Management, LLC	545,000 (7)	*	-	-	9,707 (16)	-	Jerry O’Grady
CODA Capital ND Portfolio	395,000 (8)	*	-	-	7,035 (17)	-	Jerry O’Grady
Elizabeth D. Bruce Tr.	95,000 (9)	*	-	-	1,692 (18)	-	Jerry O’Grady
Gartmore Convertible Fund	1,495,000 (10)	*	-	-	26,628 (19)	-	Jerry O’Grady
James Mellor Trust	75,000 (11)	*	-	-	1,336 (20)	-	Jerry O’Grady
Lee David Invest. 2002, LP	70,000 (12)	*	-	-	1,247 (21)	-	Jerry O’Grady
Merrill Lynch, Pierce, Fenner & Smith(#)(27)	10,665,000	*	27,398,000(28)	1.25	677,952(29)	-	(5)
NMIC Gartmore CODA Convertible Portfolio	3,105,000 (13)	*	-	-	55,304 (22)	-	Jerry O’Grady
OB Pension — Gartmore	745,000 (14)	*	-	-	13,269 (23)	-	Jerry O’Grady
Richard Mueller	95,000 (15)	*	-	-	1,692 (24)	-	Jerry O’Grady

*	Less than one percent (1%).

#	The selling securityholder is a registered broker-dealer.

+	The selling securityholder is an affiliate of a registered broker-dealer.

(1)	Information concerning other selling securityholders will be set forth in supplements to the prospectus supplement from time to time, if required.

(2)	Assumes conversion of all of the holder’s notes at a conversion rate of 17.8113 shares of common stock per $1,000 principal amount of the notes. This conversion rate is subject to adjustment as described under “Description of Notes — Conversion Rights” on page 16 of the prospectus supplement. As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future. Excludes fractional shares and shares of common stock that may be issued by us upon the repurchase of the notes as described under “Description of the Notes — Adjustment to Conversion Rate — Adjustment to Conversion Rate Upon a Change of Control” on page 23 of the prospectus supplement. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the notes, as described under “Description of the Notes — Conversion Rights” on page 16 of the prospectus supplement.

(3)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act. The number of shares of common stock beneficially owned by each holder named above is less than 1% of our outstanding common stock calculated based on 1,151,005,181 shares of common stock outstanding as of September 25, 2006. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s notes, but we did not assume conversion of any other holder’s notes.

(4)	For purposes of computing the number and percentage of notes and shares of common stock to be held by the selling securityholders after the conclusion of the offering, we have assumed for purposes of the tables above that the selling securityholders named above will sell all of the notes and all of the common stock issuable upon conversion of the notes offered by this supplement no. 3 to prospectus supplement and prospectus, and that any other shares of our common stock beneficially owned by these selling securityholders will continue to be beneficially owned.

(5)	The selling securityholder is a company that is required to file periodic and other reports with the SEC.

(6)	The selling securityholder is a wholly-owned subsidiary of a company that is required to file periodic and other reports with the SEC.

(7)	This amount reflects an increase of $220,000 from the amount of 2011 Notes previously listed for this selling securityholder in the Prospectus Supplement dated August 7, 2006.

(8)	This amount reflects an increase of $60,000 from the amount of 2011 Notes previously listed for this selling securityholder in the Prospectus Supplement dated August 7, 2006.

(9)	This amount reflects an increase of $40,000 from the amount of 2011 Notes previously listed for this selling securityholder in the Prospectus Supplement dated August 7, 2006.

(10)	This amount reflects an increase of $625,000 from the amount of 2011 Notes previously listed for this selling securityholder in the Prospectus Supplement dated August 7, 2006.

(11)	This amount reflects an increase of $30,000 from the amount of 2011 Notes previously listed for this selling securityholder in the Prospectus Supplement dated August 7, 2006.

(12)	This amount reflects an increase of $10,000 from the amount of 2011 Notes previously listed for this selling securityholder in the Prospectus Supplement dated August 7, 2006.

(13)	This amount reflects an increase of $760,000 from the amount of 2011 Notes previously listed for this selling securityholder in the Prospectus Supplement dated August 7, 2006.

(14)	This amount reflects an increase of $115,000 from the amount of 2011 Notes previously listed for this selling securityholder in the Prospectus Supplement dated August 7, 2006.

(15)	This amount reflects an increase of $50,000 from the amount of 2011 Notes previously listed for this selling securityholder in the Prospectus Supplement dated August 7, 2006.

(16)	This amount reflects an increase of 3,918 from the number of shares previously listed for this selling securityholder in the Prospectus Supplement dated August 7, 2006.

(17)	This amount reflects an increase of 1,069 from the number of shares previously listed for this selling securityholder in the Prospectus Supplement dated August 7, 2006.

(18)	This amount reflects an increase of 712 from the number of shares previously listed for this selling securityholder in the Prospectus Supplement dated August 7, 2006.

(19)	This amount reflects an increase of 11,132 from the number of shares previously listed for this selling securityholder in the Prospectus Supplement dated August 7, 2006.

(20)	This amount reflects an increase of 534 from the number of shares previously listed for this selling securityholder in the Prospectus Supplement dated August 7, 2006.

(21)	This amount reflects an increase of 178 from the number of shares previously listed for this selling securityholder in the Prospectus Supplement dated August 7, 2006.

(22)	This amount reflects an increase of 13,537 from the number of shares previously listed for this selling securityholder in the Prospectus Supplement dated August 7, 2006.

(23)	This amount reflects an increase of 2,048 from the number of shares previously listed for this selling securityholder in the Prospectus Supplement dated August 7, 2006.

(24)	This amount reflects an increase of 891 from the number of shares previously listed for this selling securityholder in the Prospectus Supplement dated August 7, 2006.

(25)	Ramius Capital Group L.L.C. (“Ramius Capital”) is the investment advisor of Ramius Fund III, Ltd. (the “Fund”) and consequently has voting control and investment discretion over securities held by the Fund. Ramius Capital disclaims beneficial ownership of the shares held by the Fund. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

(26)	Wells Fargo Bank Minnesota National Association is a party to an indenture with us dated September 11, 2001. Wells Fargo National Bank Association is party to a rights agreement with us dated October 26, 2000, and a certain form of indenture. Wells Fargo Bank National Association, as trustee, is a party to an indenture with us dated September 15, 2005 with respect to the 4.375% Senior Notes due 2010 and 4.750% Senior Notes due 2015 and to indentures with us dated April 18, 2006. Wells Fargo Bank, National Association also is trustee under an Indemnification Trust Agreement with us.

(27)	Merrill Lynch, Pierce, Fenner & Smith Incorporated is a dealer under commercial paper dealer agreement with us. Merrill Lynch International (represented by Merrill Lynch, Pierce, Fenner & Smith Incorporated as its agent) is party to certain convertible note hedge transactions and warrant transactions with us.

(28)	This amount reflects an increase of $4,045,000 from the amount of 2013 Notes previously listed for this selling securityholder in the Prospectus Supplement dated August 7, 2006.

(29)	This amount reflects an increase of 72,225 from the number of shares previously listed for the selling securityholder in the Prospectus Supplement dated August 7, 2006.
     Only selling securityholders that beneficially own the securities set forth opposite their respective names in the foregoing tables (including the tables included in the prospectus supplement and the supplements thereto) may sell such securities under the registration statement. Prior to any use of this supplement no. 3 in connection with an offering of the notes and/or the underlying common stock by any holder not identified above, the prospectus dated August 7, 2006 and prospectus supplement dated August 7, 2006 will be supplemented to set forth the name and other information about the selling securityholder intending to sell such notes and the underlying common stock.
     The prospectus supplement dated August 7, 2006 is also hereby amended by replacing the next-to-last paragraph appearing under the caption “Risk Factors—Risks Relating to Our Common Stock—Provisions in our articles of incorporation and bylaws, our shareholder rights agreement or Minnesota law might discourage, delay or prevent a change of control of our company or changes in our management, and, therefore, depress the trading price of our common stock,” as well as the paragraph appearing under the caption “Description of Capital Stock — Business Combinations and Control Share Acquisitions,” with the revised discussion of that subject appearing below.

We are subject to Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. In general, Section 302A.671 provides that the shares of a public Minnesota corporation acquired in a “control share acquisition” that exceed the threshold of voting power of any of the ranges set forth in Sections 302A.671 Subd. 2(d) have no voting rights unless voting rights are approved in a prescribed manner. A “control share acquisition” is an acquisition, directly or indirectly, of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. In general, Section 302A.673 prohibits a public Minnesota corporation from engaging in a “business combination” with an “interested shareholder” for a period of four years after the date of the transaction in which such person became an interested shareholder, unless either the business combination or the acquisition by which such person becomes an interested shareholder is approved in a prescribed manner before such person becomes an interested shareholder. A “business combination” may be a merger, asset sale or other transaction resulting in a financial benefit to an interested shareholder. An “interested shareholder” is a person who is the beneficial owner, directly or indirectly, of 10% or more of the voting power of a corporation’s outstanding voting stock or who is an affiliate or associate of such corporation and at any time within four years prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of such corporation’s outstanding voting stock. These provisions of Minnesota law could have the effect of delaying, deferring, or preventing a change in control of us.

The date of this supplement no. 3 is September 29, 2006